David I. Schaffer
Dir. Ext.138
Dir. Fax (516) 747-0653
Email:dschaffer@meltzerlippe.com

January 25, 2008

Via Federal Express
Sonia Barros, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010

Re:	Baywood International, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 24, 2008
File No. 333-144792

Dear Ms. Barros:

On behalf of our client, Baywood International, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form SB-2 (Commission File No. 333-14472) to January 25, 2008 at 2:00 PM EST, or as soon as practicable thereafter.  On behalf of the Company, we represent that the Company will not use the Securities and Exchange Commission’s comment process as a defense in any securities-related litigation against the Company.  We also confirm on behalf of the Company that the Company is aware of its obligations under the Act with respect to this registration and the sale of its securities.

Very truly yours,

/s/ David I. Schaffer
David I. Schaffer

DIS:ky
cc: Mr. Neil Reithinger